UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Immediate Report regarding Closing of Transaction for Divestments of Non-Core Activities

Item 1

Report regarding Closing of Transaction for Divestments of Non-Core Activities

Further to the Company's immediate report dated October 26, 2014 (reference number 2014-01-181404) regarding an agreement with Kurita Water Industries Ltd. ("Kurita") for the sale of the Company's business unit in its Performance Products' segment that sells alumina compounds and solutions for water treatment and for chemicals for paper, the Company hereby wishes to announce the closing of the transaction with Kurita.

Closing took place on January 30, 2015. On the closing day, a consideration of approximately €184 million was received; the rest of the consideration will be received subject to completion of additional conditions. Final adjustment will take place on the basis of the closing date statements to be prepared and agreed in the next months.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: February 2, 2015